12011698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 45136

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 AND ENDING DECEMBER 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

AUERBACH GRAYSON AND COMPANY LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

25 WEST 45TH STREET – 16TH Floor

NEW YORK,	**NEW YORK**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID S. GRAYSON, Managing Member **(212) –557 - 4444**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***DAVID S. GRAYSON,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***AUERBACH GRAYSON AND COMPANY LLC, as of DECEMBER 31, 2011,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

Managing Director
Title

X Sharon Gaviria
Notary Public

SHARON GAVIRIA
Notary Public, State of New York
No. 01GA6171383
Qualified in Nassau County
Commission Expires 07/23/2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUERBACH GRAYSON AND COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

AUERBACH GRAYSON AND COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 1,177,916
Securities owned - at market value (Note 3)	15,000
Due from broker	366,881
Commissions receivable	678,447
Equipment, leasehold improvements and organization expense - net of accumulated depreciation and amortization of $742,951 (Note 2d and 4)	121,542
Other assets	322,019
Total assets	$ 2,681,805
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 777,462
Total liabilities	777,462
Commitments and Contingencies (Notes 5 and 7)	
Capital (Note 8)	1,904,343
Total liabilities and capital	$ 2,681,805

The accompanying notes are an integral part of this statement.

AUERBACH GRAYSON AND COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1- Nature of Business

Auerbach Grayson and Company LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary business is to provide direct execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers, in accordance with the Securities Exchange Act Rule 15a-6.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Securities owned or sold by the Company are stated at quoted market values. The resulting difference between cost and market is included in operations.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

d) ***Depreciation and Amortization***
Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Organization expense is amortized over five years using the straight-line method.

Note 2- Summary of Significant Accounting Policies (Continued)

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***
The company has evaluated events and transaction that occurred between December 31, 2011 and February 16, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Fair Value Measurements
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2011:

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$15,000	$15,000	$ -0-	$-0-

Note 4- Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2011 are summarized as follows:

Furniture and Equipment	$569,754
Leasehold Improvements	294,739
	864,493
Less: Accumulated depreciation	(742,951)
	$121,542

Note 5- Commitments and Contingencies

Office Lease
The Company leases office space pursuant to a lease agreement expiring July 31, 2015. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next four years are as follows:

Year	Amount
2012	$563,089
2013	$577,166
2014	$606,385
2015	$353,725

The Company has established a letter of credit that expires August 1, 2015, in the amount of $121,388. As of December 31, 2011, none of this amount has been drawn upon by the Company.

Note 6- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution, up to 5% of the eligible compensation. For the year ended December 31, 2011, the Company contributed $113,028. The Company's liability to the plan for the year ended December 31, 2011 was $30,390.

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-U.S. broker/dealers pursuant to the provisions of paragraph (k) (2) (I) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk (continued)

customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company's net capital of $1,338,828 was $1,238,828 in excess of its required net capital of $100,000. The Company's net capital ratio was 47.61%.

A copy of the Company's Statement of Financial Condition as of December 31, 2011, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Auerbach Grayson and Company LLC
25 West 45th Street – 16th Floor
New York, N.Y. 10036

We have audited the accompanying statement of financial condition of Auerbach Grayson and Company LLC, as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Auerbach Grayson and Company LLC, as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner and Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 16, 2012